Via Edgar

January 24, 2012

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Helmerich & Payne, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 23, 2011

Preliminary Proxy Statement on Schedule 14A

Filed January 5, 2012

File No. 1-04221

Dear Mr. Schwall:

This letter sets forth the responses from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated January 20, 2012 on (i) the Company’s Form 10-K for the year ended September 30, 2011, and (ii) the Company’s Preliminary Proxy Statement on Schedule 14A filed on January 5, 2012.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to assist the review process.

In our responses, we have agreed to change or supplement the disclosures in our filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

***

Form 10-K for the Fiscal Year Ended September 30, 2011

Comment

Business, page 1

Contract Drilling, page 1

1.              We note that in your November 17, 2011 earnings call you discussed your decision to exit the mechanical rig business.  Please discuss this strategic decision in your disclosure and explain terminology such as “mechanical rig,” “AC-powered rig,” and “SCR rig.”

Response

To address the disclosure requested above, we will include in our annual report on Form 10-K, on a prospective basis, under Item 1. Business — Rigs, Equipment and Facilities, a disclosure with substantially the same content as set forth in the paragraphs that follow and which would have been applicable for fiscal 2011.  Please note that the Company’s exit from the mechanical rig business by retiring seven rigs in fiscal 2011 had no material effect on the Company’s financial condition and results of operations.

Mechanical rigs rely on belts, pulleys and other mechanical devices to control drilling speed and other rig processes.  As such, mechanical rigs are not highly efficient or precise in their operation.  In contrast to mechanical rigs, SCR rigs rely on direct current for power.  This enables motor speed to be controlled by changing electrical voltage.  Compared to mechanical rigs, SCR rigs operate with greater efficiency, more power and better control.  AC rigs on the other hand provide for even greater efficiency and flexibility than what can be achieved with mechanical or SCR rigs.  AC rigs use a variable frequency drive that allows motor speed to be manipulated via changes to electrical frequency.  The variable frequency drive permits greater control of motor speed for more precision.  Among other attributes, AC rigs are electrically more efficient, produce more torque, utilize regenerative braking, have digital controls and AC motors require less maintenance.

During the mid-1990’s, we undertook an initiative to use our land and offshore platform drilling experience to develop a new generation of drilling rigs that would be safer, faster-moving and more capable than mechanical rigs.  Since the introduction of our FlexRigs in 1998, we have focused on designing and building high-performance, high-efficiency rigs to be used exclusively in our contract drilling business.  We believed that over time FlexRigs would displace older less capable rigs.  With the advent of unconventional shale plays, our AC drive FlexRigs have proven to be particularly well suited for more complex horizontal drilling requirements.

Industry trends towards more complex drilling have accelerated the retirement of less capable mechanical rigs.  Similarly, over the past few years our mechanical rigs have been sold as we added new AC drive rigs to our fleet.  The retirement of our remaining seven mechanical rigs in fiscal 2011 marked the end of a multi-year evolution in the high-grading of our fleet from mechanical rigs to high-efficiency, high-performance AC rigs.

Comment

Risk Factors, page 6

Our offshore and land operations are subject to a number of operational risks . . ., page 6

2.              We note the sentence at the bottom of page 9 beginning, “In the event we engage in any hydraulic fracturing activities . . .”  Please clarify whether (and if material, the extent to which) you currently engage in hydraulic fracturing activities.  In addition, to the extent that hydraulic fracturing activities are material to your operations, please revise this risk factor to address any material operational and financial risks associated with hydraulic fracturing.  For example, any material risks related to underground migration or surface spillage or mishandling of fluids, including chemical additives that may be toxic.

Response

We do not engage in hydraulic fracturing activities.  As such, our future filings will include the following revised risk factor:

New legislation and regulatory initiatives relating to hydraulic fracturing could delay or limit the drilling services we provide to customers whose drilling programs could be impacted by such laws.

Members of the U.S Congress and the U.S. Environmental Protection Agency are reviewing more stringent regulation of hydraulic fracturing, a technology which involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production.  Both the U.S. Congress and the EPA are studying whether there is any link between hydraulic fracturing and soil or ground water contamination or any impact on public health.  Legislation has been introduced before Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process.  In addition, some states have and others are considering adopting regulations that could restrict hydraulic fracturing in certain circumstances.  We do not engage in any hydraulic fracturing activities.  However, any new laws, regulation or permitting requirements regarding hydraulic fracturing could delay or limit the drilling services we provide to customers whose drilling programs could be impacted by new legal requirements.

Comment

Preliminary Proxy Statement on Schedule 14A Filed January 5, 2012

Proposal 4 — Approval of an Amendment . . ., page 41

3.              Please revise the proposal concerning the revisions to your certificate of incorporation to provide stockholders the opportunity to vote on the board-declassification provision and the director-removal provision separately.  Refer to Exchange Act Rule 14a-4(a)(3) and —(b)(1).  For further guidance, refer to SEC Release No. 34-31326, Part II.H.  You may indicate, as appropriate, that the information of each matter is conditioned on the stockholders’ approval of the related matter.

Response

The Company will revise Proposal 4 of the Proxy Statement to separately identify, discuss and provide shareholders the opportunity to vote on the board declassification provision and the director removal provision.  These proposed changes are shown below.  The Company will also make the appropriate conforming changes to pages 1 and 50 of the Proxy Statement and to the form of proxy card.

PROPOSAL 4

APPROVAL OF ~~AN AMENDMENT~~AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION ~~TO IMPLEMENT A STAGGERED DECLASSIFICATION OF THE BOARD OF DIRECTORS OVER A THREE-YEAR PERIOD BEGINNING WITH THE COMPANY’S 2013 ANNUAL MEETING OF STOCKHOLDERS~~

On December 6, 2011, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, approved ~~an~~two amendments to our Amended and Restated Certificate of Incorporation ~~that~~.  The first amendment, which is the subject of Proposal 4A,  would declassify the Board and provide for the annual election of Directors, subject to obtaining the requisite approval from our stockholders at the 2012 Annual Meeting of Stockholders.  The second amendment, which is the subject of Proposal 4B, would confirm that from and after the 2015 Annual Meeting, when the declassification of the Board will be complete, Directors may be removed by the stockholders with or without cause.  The Board is seeking stockholder approval of ~~this amendment.~~these amendments.  Proposal 4B is conditioned upon the approval of Proposal 4A.

PROPOSAL 4A:  APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO IMPLEMENT A STAGGERED DECLASSIFICATION OF THE BOARD OF DIRECTORS OVER A THREE-YEAR PERIOD BEGINNING WITH THE COMPANY’S 2013 ANNUAL MEETING OF STOCKHOLDERS

Our Amended and Restated Certificate of Incorporation currently provides that the Board is divided into three classes, each of which serves for staggered three-year terms.  At the March 2, 2011 Annual Meeting of Stockholders, the stockholders of the Company approved a stockholder proposal requesting that the Board take the steps necessary to declassify the Board and provide for the annual election of Directors, without affecting the unexpired terms of previously-elected Directors.  The Board had recommended against the proposal at the time because it believed that the classified board structure provides the Board with stability, continuity and experience, enhances the Board’s independence from special-interest groups who might have interests contrary to the long-term interests of the Company and its stockholders, and reduces the Company’s vulnerability to unfriendly or unsolicited takeover tactics that may not be in the best interests of the Company’s stockholders.

While these are important benefits, the Board recognizes the growing sentiment among stockholders in favor of a declassified board, as evidenced by the approval of the proposal presented at the Company’s 2011 Annual Meeting.  After considering the benefits of a declassified board structure, and taking into account the level of support for the proposal presented at the 2011 Annual Meeting, the Board determined that it is in the best interests of the Company to amend the Company’s Amended and Restated Certificate of Incorporation to eliminate the classified board structure and to provide for the annual election of Directors, beginning with the 2013 Annual Meeting.

If this proposal is approved by the stockholders, then:

•           all current Directors will continue to serve for the remainder of their existing terms;

•           at the 2013 Annual Meeting, Directors of the First Class will be elected for terms of one year;

•           at the 2014 Annual Meeting, Directors of the Second Class will be elected for terms of one year;

•           beginning with the 2015 Annual Meeting, the Board will cease to be classified and all Directors will be elected annually for terms of one year;

•           the Amended and Restated Certificate of Incorporation of the Company will be amended promptly to effect these changes, which will become effective upon filing of a Certificate of Amendment with the Secretary of State of the State of Delaware; and

•           Article III, Section 1 and Article III, Section 3 of the Amended and Restated By-Laws of the Company will be amended in order to maintain consistency between the By-Laws and the Certificate of Incorporation, as amended.  The Board has provisionally adopted these conforming amendments, subject to stockholder approval of the proposal at the 2012 Annual Meeting and the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware.  The amendments to the By-Laws do not require stockholder approval.

The text of Article NINTH substantially as it is proposed to be amended by Proposals 4A and 4B is attached to this proxy statement as Appendix A, reflecting changes from the current Article Ninth with additions indicated by underlining and deletions of text indicated by strike-outs.  This Proposal 4A relates to the proposed changes shown in paragraphs (b) and (c) of Article NINTH.

The affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock is required to approve this proposal.

If Proposal 4A is not approved, the Company’s Amended and Restated Certificate of Incorporation will not be amended as described above, and the Board of Directors will continue to be divided into three classes, with each class serving staggered three-year terms.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY TO DECLASSIFY THE COMPANY’S BOARD OF DIRECTORS.

PROPOSAL 4B:  APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT DIRECTORS MAY BE REMOVED WITH OR WITHOUT CAUSE FROM AND AFTER THE 2015 ANNUAL MEETING

In addition~~, the~~ to the amendment described above, a second proposed amendment to the Amended and Restated Certificate of Incorporation provides that, from and after the 2015 Annual Meeting, the stockholders may remove any Director or the entire Board of Directors with or without cause~~.  This provision will be voted on by the stockholders together with the declassification provisions, rather than as a separate proposal, because the proposed amendments are intertwined as a matter of law~~.  Under Delaware law, stockholders may remove directors of corporations with classified boards only for cause, while directors of corporations without classified boards may be removed with or without cause.  ~~The proposed amendment confirms~~Accordingly, the Board believes that it is appropriate to amend the Amended and Restated Certificate of Incorporation to confirm that from and after the 2015 Annual Meeting, when the Board ceases to be classified, stockholders may remove a Director with or without cause.  Prior to that time, removal of any Director or the entire Board will continue to require cause.

~~The text of Article NINTH substantially as it is proposed to be amended is attached to this proxy statement as Appendix A, reflecting changes from the current Article Ninth with additions indicated by underlining and deletions of text indicated by strike-outs.The affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock is required to approve the proposal.~~

The text of Article NINTH substantially as it is proposed to be amended is attached to this proxy statement as Appendix A, reflecting changes from the current Article Ninth with additions indicated by underlining and deletions of text indicated by strike-outs.  This Proposal 4B relates to the proposed addition of paragraph (d) of Article NINTH.

The affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock is required to approve this proposal.  Further, the proposal is conditioned upon the approval of Proposal 4A by a majority of the outstanding shares of the Company’s common stock.

If ~~the proposal~~Proposal 4B is not approved, or if Proposal 4A is not approved, the Company’s Amended and Restated Certificate of Incorporation will not be amended~~, and the Board of Directors will continue to be divided into three classes, with each class serving staggered three-year terms~~ as described in this Proposal 4B.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY TO ~~DECLASSIFY THE COMPANY’S BOARD OF DIRECTORS.~~PROVIDE THAT DIRECTORS MAY BE REMOVED WITH OR WITHOUT CAUSE FROM AND AFTER THE 2015 ANNUAL MEETING.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Form 10-K and Preliminary Proxy Statement, please advise us at your earliest convenience.  You may reach the undersigned at 918-742-5531.

Sincerely,

/s/ Steven R. Mackey

Steven R. Mackey
Executive President, General Counsel and
Chief Administrative Officer